FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 02, 2019

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Interim Results 2019

National Westminster Bank Plc
Results for the half year ended 30 June 2019

The NatWest Bank Group reported a profit of £773 million compared with £1,589 million in H1 2018.

Income statement overview

●
The income statement movements are materially impacted by transfers from NatWest Markets Plc (NWM Plc) to set up the ring-fenced bank during H1 2018. Central items included in the ring-fenced bank include certain property portfolios and Treasury balances including the covered bond programme. Following the transfer of services and functions, certain segment related direct costs are recovered through legal entity recharging and recorded in other operating income. For the period prior to the transfers, NatWest Plc was a receiver of shared services from NWM Plc and consequently had comparatively lower direct costs and received higher legal entity recharges which were booked in other administrative expenses.

Supporting our customers through continued lending growth

●
We continue to support our customers through ongoing UK economic uncertainty. Overall net lending to customers remained strong with an increase in H1 2019 of £6.1 billion, or 3% (excluding customer migrations from other RBS Group entities). We continue to see large corporates delay borrowing reflecting Brexit uncertainty. The number of digital users and total digital sales continue to grow strongly as continued investment develops the customer proposition through these channels.

Income resilient in a competitive market

●
Across Personal Banking (UK PB) and Commercial & Private Banking income increased by £222 million, or 5.7%, compared with H1 2018 but excluding one-off losses incurred in H1 2018, was broadly stable. NatWest Bank Group’s total income increased by £141 million, or 3.2% to £4,547 million compared with £4,406 million in H1 2018, which included an increase in service charge income recovered from other RBS Group entities of £545 million, offset by the non-repeat of £352 million FX related income on recycling in H1 2018, following the disposal of NatWest Group Holdings Corporation.

Operating expenses

●
NatWest Bank Group’s operating expenses increased by £1,023 million, or 47% to £3,206 million compared with H1 2018, as NatWest Plc became the main provider of shared services activities for the RBS Group. In H1 2019, NatWest Plc recharged an additional £545 million of these costs to other RBS Group entities, recorded in other operating income. An additional £66 million of conduct charges were recorded in H1 2019 and £236 million of strategic costs were incurred as we continue towards our strategy of becoming a more cost efficient Group. Underlying costs continue to reduce through digitisation initiatives.

Balance sheet, capital and RWAs

●
Total assets increased by £0.8 billion to £310.7 billion compared with £309.9 billion at 31 December 2018. This included net increases in loans to customers – amortised cost, of £7.2 billion, offset by reductions in cash and balances at central banks as an additional £4.0 billion was repaid under the terms of the Term Funding Scheme.

●
Common Equity Tier 1 (CET1) ratio was 16.0%. Profits earned during the period helped support payment of an interim dividend to the parent company, NatWest Holdings of £700 million. RWAs increased by £5.3 billion in H1 2019 primarily reflecting an increase in lending, the transfer of customers from other RBS Group entities and the adoption of IFRS 16. NatWest Plc issued a £750 million 4-year Covered Bond in March 2019.

Financial review
Income statement

The following tables provide a segmental analysis of operating profit by main income statement captions and a note of the key performance metrics.

		Commercial & Private			Half year ended
	UK Personal	Commercial	Private	Central items	30 June	30 June
	Banking	Banking	Banking	& other	2019	2018
	£m	£m	£m	£m	£m	£m

Net interest income	1,678	1,071	256	(111)	2,894	2,799
Non-interest income	390	593	115	555	1,653	1,607

Total income	2,068	1,664	371	444	4,547	4,406

Operating expenses	(1,105)	(1,121)	(265)	(715)	(3,206)	(2,183)

Profit before impairment releases/(losses)	963	543	106	(271)	1,341	2,223
Impairment (losses)/releases	(147)	(141)	5	(3)	(286)	(158)

Operating profit	816	402	111	(274)	1,055	2,065

Tax charge					(282)	(473)

Profit from continuing operations					773	1,592
Loss from discontinued operations, net of tax					-	(3)

Profit for period					773	1,589

Attributable to:
Ordinary shareholders					689	1,586
Paid-in equity holders					82	-
Non-controlling interests					2	3
					Half year ended
					30 June	30 June
Key metrics and ratios					2019	2018
Cost:income ratio (2)					71%	50%

					As at
					30 June	31 December
					2019	2018
Loan impairment expected credit loss rate (3)					27bps	21bps
CET1 ratio (4)					16.0%	17.4%
Leverage ratio (5)					5.1%	5.2%
Risk weighted assets (RWAs) (£bn)					80.9	75.6

Notes:
(1) The segments presented are those which relate to the NatWest Bank Group not the RBS Group.
(2) Operating expenses divided by total income.
(3) Refer to Note 9 for further details.
(4) Includes the impact of dividends paid in the period of £700 million (31 December 2018 - £292 million).
(5) Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

Total income increased by £141 million, or 3%, to £4,547 million compared with £4,406 million in H1 2018.

Net interest income increased by £95 million, or 3%, to £2,894 million, compared with £2,799 million in H1 2018, reflecting asset volume growth offset by increases in interest payable as a result of interest rate rises.

Non-interest income increased by £46 million, or 3%, to £1,653 million, compared with £1,607 million in H1 2018.

●
Net fees and commissions increased by £52 million mainly reflecting increases in underlying balance growth.
●
Other operating income decreased by £6 million to £790 million, compared with £796 million in H1 2018, primarily resulting from, £69 million higher cost of economic hedging in H1 2018 compared with £3 million in H1 2019, reflecting IFRS and market volatility, a £545 million increase in income from legal entity recharging as a result of the transfer of shared services to NatWest Plc and a number of non-repeat items in H1 2018;
●
£352 million FX related income on recycling in H1 2018, the majority of which followed the disposal of NatWest Group Holdings Corporation to NWM Plc,
●
£46 million gain on redemption of own debt following repurchase of debt securities, and
●
£54 million gains on debt sale and fair value adjustments.

Financial review continued
Operating expenses increased by £1,023 million, or 47%, to £3,206 million, compared with £2,183 million in H1 2018, primarily reflecting NatWest Plc becoming the main shared service provider for RBS Group, resulting in an overall increase of £1,732 million in direct costs. This was partially offset by the non-repeat of £709 million of indirect costs recharged from other entities to the NatWest Bank Group in H1 2018 as these services are no longer received. Of the £1,023 million increase, there was an increase of £545 million for costs recovered through income as part of the legal entity recharging process for the services provided to other RBS Group entities.

Staff costs increased by £696 million to £1,426 million, compared with £730 million in H1 2018, primarily in relation to staff transfers from NWM Plc, partly offset by cost reduction initiatives. Premises and equipment costs increased by £252 million to £486 million, compared with £234 million in H1 2018, in line with NatWest Plc becoming the main shared service provider to the RBS Group which included the transfer of shared properties; £50 million of the increase related to the net movement on strategic property provisions. Depreciation and amortisation costs increased by £194 million to £391 million. Write-down of intangible assets increased by £23 to £30 million.

Other administrative expenses decreased by £142 million to £873 million, compared with £1,015 million in H1 2018, primarily reflecting:
●
£393 million due to the increase in direct other administrative costs resulting from the transfer of shared services from NWM Plc;
●
£66 million increase in conduct charges (UK PB - £26 million; Commercial Banking - £30 million);
●
£108 million increase in strategic costs, mainly in relation to technology transformation costs; and
●
Non-repeat of £709 million of indirect costs recharged from entities in H1 2018 as these services are no longer received.

Impairment losses increased by £128 million, or 81%, to £286 million, compared with £158 million in H1 2018, primarily driven by increased impairments in UK PB of £50 million and in Commercial Banking of £66 million, partially offset by impairment releases in Private Banking of £5 million. The increase in UK PB reflected lower recoveries as a result of debt sales in recent years and IFRS 9 model adjustment and charges in Commercial Banking were higher mainly due to an increase in single name charges.

Business performance summary
Re-segmentation
Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Business. Following the transfer, UK PBB has been renamed UK Personal Banking (UK PB). Comparatives have been restated in this document.

UK Personal Banking (UK PB)
Operating profit was £816 million, compared with £874 million in H1 2018.
●
Net interest income was stable at £1,678 million compared with H1 2018.
●
Non-interest income increased by £62 million to £390 million, compared with £328 million in H1 2018, primarily reflecting an additional £96 million of income from legal entity recharging of UK PB shared service costs transferred from NWM Plc, partially offset by the non-repeat of £28 million fair value adjustments and £17 million gain on debt sale in H1 2018. Net fees and commissions increased of £7 million.
●
Operating expenses increased by £70 million to £1,105 million compared with £1,035 million in H1 2018, primarily reflecting increased costs due to the transfer of shared services costs from NWM Plc in May 2018, partially offset by lower indirect costs. Conduct charges increased by £35 million.
●
Impairment losses increased by £50 million to £147 million, compared with £97 million in H1 2018 reflecting lower recoveries as a result of debt sales in recent years and IFRS 9 model adjustments. The underlying default charge has increased slightly compared with H1 2018 primarily due to higher loan volumes over the past two years. Default rates in H1 2019 remain broadly stable.
●
Loans to customers - amortised cost increased by £4.5 billion to £127.8 billion, primarily driven by strong gross new mortgage lending and lower redemptions.
●
Customer deposits increased by £1.9 billion to £118.8 billion. The increase of £2.5 billion in savings products, resulted from improved customer rates and increased marketing campaigns, partially offset by a decrease in demand deposits volume.

Financial review continued
Commercial Banking
Operating profit was £402 million, compared with £708 million in H1 2018.
●
Net interest income increased by £90 million to £1,071 million, compared with £981 million in H1 2018, primarily driven by lending increases and transfers from other RBS Group companies of £4.5 billion, offset by an increase in interest payable as a result of higher savings balances of £1.4 billion and interest rate increases.
●
Non-interest income increased by £35 million to £593 million, mainly reflecting £58 million higher income from legal entity recharging in H1 2019, increases in net fees and commissions, partially offset by lower other operating income.
●
Operating expenses increased by £365 million to £1,121 million, primarily reflecting increased costs due to transfer of shared services from NWM Plc, in May 2018. Conduct charges increased by £36 million in H1 2019. Strategic costs increased by £22 million to £32 million in H1 2019.
●
Impairment losses increased by £66 million to £141 million, compared with £75 million in H1 2018, mainly due to higher single name charges in H1 2019.
●
Loans to customers - amortised cost increased by £1.6 billion to £68.4 billion, mainly due to increases in lending of £1.1 billion, primary reflecting customer migrations from RBS plc.
●
Customer deposits decreased by £0.9 billion, primarily in non interest bearing deposits, partially offset by increases in demand and savings.

Private Banking
Operating profit was £111 million compared with £127 million in H1 2018.
●
Net interest income increased by £41 million to £256 million, compared with £215 million in H1 2018, due to deposit income benefits and asset and deposit volume growth.
●
Non-interest income decreased by £6 million to £115 million due to movements in investment income one-offs.
●
Operating expenses increased by £56 million to £265 million in H1 2019, primarily driven by £55 million due to legal entity recharging in H1 2019.
●
Impairments were a release of £5 million H1 2019 compared with nil in H1 2018.
●
Loans to customers - amortised cost increased by £0.4 billion to £14.0 billion in relation to growth in mortgage lending.
●
Deposits decreased by £0.4 billion to £26.1 billion as inflows were maintained.

Central items & other
Operating loss was £274 million in H1 2019 compared with an operating profit of £356 million in H1 2018.
●
Net interest income decreased £36 million, primarily due to a £128 million decrease following Treasury related allocations to segments in H1 2019, partially offset by a £92 million increase, primarily due to the transfer of Treasury positions from NWM Plc to NatWest Plc as part of ring-fencing. The Treasury positions have also benefited from interest rate rises.
●
Non-interest income decreased by £45 million, primarily reflecting the non-repeat of £352 million FX related income in H1 2018, following the disposal of NatWest Group Holdings Corporation to NWM Plc, £17 million gain on premises sale and £46 million gain on redemption of own debt following repurchase of debt securities in H1 2018, partially offset by £393 million increase in income from legal entity cost recharging of central items and higher income reflecting IFRS and market volatility in relation to Treasury hedging activities.
●
Operating expenses increased by £532 million to £715 million reflecting increased staff, premises and other associated costs in Services and Functions due to the transfer of shared services activities from NWM Plc to NatWest Plc. In H1 2019, £458 million of the total expenses were recovered through service charges in non interest income.

Financial review continued
Balance sheet key metrics and commentary
	30 June 2019	31 December 2018
	£bn	£bn
Total assets	310.7	309.9
Third party assets (1)	306.7	304.7
Net customer lending	210.9	203.6
Customer deposits	236.4	237.8
Loan:deposit ratio (2)	89%	86%
Notes:
(1) (2)	Total assets less amounts due from holding company and fellow subsidiaries. Net customer loans held at amortised cost divided by total customer deposits.

Customer lending and deposits
Net customer lending increased by £7.2 billion, or 4%, to £210.9 billion, compared with £203.6 billion at 31 December 2018, primarily reflecting increases in UK PB and Commercial Banking.
●
UK PB lending to customers increased by £4.5 billion to £127.8 billion, primarily driven by strong gross new mortgage lending and lower redemptions.
●
Commercial Banking lending to customers increased by £1.6 billion to £68.4 billion, mainly due to increases in lending of £1.1 billion, primary reflecting customer migrations from RBS plc.
●
Private Banking lending to customers increased by £0.4 billion to £14.0 billion primarily in relation to growth in mortgage lending.
●
Treasury reverse repos which increased by £0.6 billion.

Customer deposits decreased by £1.4 billion, or 1%, to £236.4 billion, compared with £237.8 billion at 31 December 2018 reflecting:
●
£0.9 billion decrease in Commercial Banking, primarily in non interest bearing deposits, partially offset by increases in demand and savings,
●
£2.2 billion decrease in Treasury, primarily in repo positions driven by reduced demand as a result of market conditions,
●
£0.4 billion decrease in Private Banking, as inflows were maintained,
●
offset by a £1.9 billion increase in UK PB, primarily in savings products, resulting from better customer rates.

Other movements including lending and liquidity
Total assets increased by £0.8 billion to £310.7 billion compared with £309.9 billion at 31 December 2018.

Cash and balances at central banks decreased by £6.4 billion, or 14%, to £38.7 billion, compared with £45.0 billion at 31 December 2018. The decrease primarily reflects a reduction in Term Funding Scheme borrowings of £4.0 billion reflecting the gradual repayments under the terms of the scheme, £0.7 billion reduction due to dividend payments, £3.0 billion decrease in relation to right sizing of the liquidity portfolio and £2 billion redemptions in relation to Senior and Tier 2 securities, partially offset by a net increase of £1.6 billion in relation to MREL eligible securities and the covered bond issuance.

Loans to banks - amortised cost decreased by £2.5 billion, or 39%, to £3.9 billion, compared with £6.4 billion at 31 December 2018, mainly representing decreased reverse repos and other loans from banks, in relation to Treasury funding activities, due to less favourable market rates driving volumes down.

Amounts due from holding companies and fellow subsidiaries decreased by £1.2 billion, or 23%, to £4.0 billion, compared with £5.2 billion at 31 December 2018, primarily related to a net reduction in Treasury related net funding requirements of the RBS Group entities.

Other financial assets increased by £3.0 billion, or 7%, to £44.2 billion, compared with £41.2 billion at 31 December 2018, reflecting the net increase of debt securities which form part of the Treasury liquidity portfolio.

Other assets increased by £0.7 billion, or 10%, to £7.9 billion, reflecting a growth in tangible assets, mainly due to recognition of right-of-use assets in relation to the adoption of IFRS 16.

Bank deposits decreased by £1.0 billion, or 6%, to £16.5 billion, compared with £17.6 billion at 31 December 2018, primarily due to the Term Funding Scheme repayment of £4.0 billion, partially offset by Treasury related increases in repos and third party deposits.

Amounts due to holding companies and fellow subsidiaries increased by £0.8 billion, or 4%, to £23.3 billion, compared with £22.5 billion at 31 December 2018 primarily as a result of increased placements with Treasury.

Other financial liabilities increased by £1.3 billion, or 20%, to £7.8 billion, compared with £6.5 billion at the 31 December 2018, driven by £0.8 billion covered bond issuances in March 2019 and £0.6 billion of other issuances.

Other liabilities increased by £0.7 billion, or 19%, to £4.3 billion, compared with £3.6 billion at 31 December 2018, mainly due to recognition of lease commitments in relation to the adoption of IFRS 16.

Owners’ equity decreased by £0.1 billion to £19.7 billion, compared with £19.9 billion at 31 December 2018, reflecting £0.8 billion profit for the period, more than offset by £0.7 billion dividend paid and £0.2 billion in relation to the impact of IFRS 16.

Financial review continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios on a PRA transitional basis.

	30 June 2019	31 December 2018
Capital adequacy ratios	%	%
CET1 (1)	16.0	17.4
Tier 1	18.8	20.4
Total	21.5	24.5

Capital	£m	£m
CET1	12,985	13,138
Tier 1	15,180	15,389
Total	17,406	18,490

Risk-weighted assets
Credit risk	67,493	63,548
Counterparty credit risk	717	325
Market risk	40	50
Operational risk	12,669	11,660
Total RWAs	80,919	75,583

Leverage (2)
Leverage exposure (£m) (CRR basis)	297,016	295,483
Tier 1 capital (£m)	15,180	15,389
Leverage ratio (%)	5.1	5.2

Notes:
(1) (2)
Includes the impact of dividends paid in the period of £700 million (31 December 2018 - £292 million).
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

(3)	CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.

Key points
●
The CET1 ratio decreased to 16.0% from 17.4% primarily due to a £5.3 billion increase in RWAs. CET1 reflects the attributable profit offset by the dividend paid to the parent, the impact of the adoption of IFRS 16 and the final annual uplift in transition for significant investments in financial institutions capital.

●	NatWest Plc redeemed £700 million internal Tier 2 Notes in March 2019.
●
RWAs increased by £5.3 billion primarily due to the credit risk increase of £3.9 billion. This was driven by the £1.3 billion uplift due to adoption of IFRS 16, increased asset size due to lending growth and the transfer in of lending portfolios from RBS plc. Counterparty credit risk increased by £0.4 billion primarily due to increased exposures. There was a £1.0 billion increase in operational risk due to the annual recalculation.

●	The leverage ratio has decreased to 5.1% as a result of the decrease in Tier 1 capital.

Condensed consolidated income statement for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Interest receivable	3,642	3,377
Interest payable	(748)	(578)

Net interest income	2,894	2,799

Fees and commissions receivable	1,169	1,054
Fees and commissions payable	(306)	(243)
Other operating income	790	796

Non-interest income	1,653	1,607

Total income	4,547	4,406
Operating expenses	(3,206)	(2,183)

Profit before impairment losses	1,341	2,223
Impairment losses	(286)	(158)

Operating profit before tax	1,055	2,065
Tax charge	(282)	(473)

Profit from continuing operations	773	1,592
Loss from discontinued operations, net of tax	-	(3)

Profit for the period	773	1,589

Attributable to:
Ordinary shareholders	689	1,586
Paid-in equity holders	82	-
Non-controlling interests	2	3
	773	1,589

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2019 (unaudited)

Profit for the period	773	1,589
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contribution in preparation for ring-fencing (1)	-	(2,000)
- other movements	(68)	-
Fair value through other comprehensive income (FVOCI) financial assets	-	(6)
Tax	18	516
	(50)	(1,490)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	(28)	457
Currency translation	(1)	(390)
Tax	12	(135)
	(17)	(68)

Other comprehensive loss after tax	(67)	(1,558)

Total comprehensive income for the period	706	31

Attributable to:
Ordinary shareholders	622	28
Paid-in equity holders	82	-
Non-controlling interests	2	3
	706	31

Note:
(1)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees.  It also agreed to contribute £1.2 billion to the ring-fenced bank.  Under the MoU, NatWest Bank Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

Condensed consolidated balance sheet as at 30 June 2019 (unaudited)

	30 June	31 December
	2019	2018
	£m	£m

Assets
Cash and balances at central banks	38,671	45,032
Derivatives	1,195	1,253
Loans to banks - amortised cost	3,901	6,406
Loans to customers - amortised cost	210,892	203,647
Amounts due from holding companies and fellow subsidiaries	3,994	5,206
Other financial assets	44,189	41,226
Other assets	7,853	7,168
Total assets	310,695	309,938

Liabilities
Bank deposits	16,525	17,563
Customer deposits	236,401	237,770
Amounts due to holding companies and fellow subsidiaries	23,337	22,542
Derivatives	1,276	779
Other financial liabilities	7,815	6,497
Subordinated liabilities	1,293	1,275
Other liabilities	4,314	3,638
Total liabilities	290,961	290,064

Equity
Owners’ equity	19,725	19,867
Non-controlling interests	9	7
Total equity	19,734	19,874

Total liabilities and equity	310,695	309,938

Condensed consolidated statement of changes in equity for the half year ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Called up share capital - at beginning and end of period	1,678	1,678
Paid-in equity - at beginning of period	2,370	-
Securities issued during the year (1)	-	2,370
At end of period	2,370	2,370
Share premium - at beginning and end of period	2,225	2,225
Merger reserve - at beginning of period	412	-
Transfer from fellow subsidiary (2)
- gross	-	553
- tax	-	124
Amortisation	(130)	-
At end of period	282	677
Fair value through other comprehensive income reserve - at beginning of period	250	(5)
Implementation of IFRS 9 on 1 January 2018	-	46
Unrealised (losses)/gains	(18)	35
Realised gains	(10)	(38)
Tax	12	(11)
Transfer from fellow subsidiary (2)
- gross	-	460
- tax	-	(124)
At end of period	234	363
Foreign exchange reserve - at beginning of period	15	826
Retranslation of net assets	(3)	(42)
Foreign currency gains on hedges of net assets	2	4
Recycled to profit or loss on disposal of businesses	-	(352)
At end of period	14	436
Capital redemption reserve - at beginning and end of period	796	796
Retained earnings - at beginning of period	12,121	10,766
Implementation of IFRS 9 on 1 January 2018	-	(317)
Implementation of IFRS 16 on 1 January 2019 (3)	(153)	-
Profit attributable to ordinary and equity preference shareholders
- continuing operations	771	1,589
- discontinued operations	-	(3)
Ordinary dividends	(700)	-
Paid-in equity dividends paid	(82)	-
Distribution of subsidiary (4)	-	(902)
Capital contribution (5)	-	1,200
Realised losses in period on FVOCI equity shares	-	(6)
Remeasurement of retirement benefit schemes
- contribution in preparation for ring-fencing (5)	-	(2,000)
- other movements	(68)	-
- tax	18	516
Amortisation of merger reserve	130	-
Share-based payments (6)	93	-
Shares issues under employee share schemes	(4)	-
At end of period	12,126	10,843
Owners’ equity at end of period	19,725	19,388
Non-controlling interests - at beginning of period	7	81
Profit attributable to non-controlling interests	2	3
Equity withdrawn and disposals	-	(74)
At end of period	9	10
Total equity at end of period	19,734	19,398

Total equity is attributable to:
Ordinary shareholders	17,355	19,388
Paid-in equity holders	2,370	-
Non-controlling interests	9	10
	19,734	19,398

Notes:
(1)	AT1 capital notes totalling £2.4 billion issued to the parent company NatWest Holdings in April 2018.
(2)
During H1 2018 NatWest Bank Plc acquired RBS Treasury at net asset value. The assets, liabilities and IFRS reserves were recognised at inherited values. The difference was recognised in the merger reserve.

(3)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(4)	On 2 March 2018, in preparation for ring-fencing, NatWest Bank Group Holdings Corp, parent of NatWest Markets Securities Inc, was distributed to NatWest Markets Plc.
(5)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees.  It also agreed to contribute £1.2 billion to the ring-fenced bank.  Under the MoU, NatWest Bank Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

(6)	Includes adjustments to the allocation of deferred awards following the implementation of ring-fencing.

Condensed consolidated cash flow statement for the half year ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Operating activities
Operating profit before tax from continuing operations	1,055	2,065
Loss before tax from discontinued operations	-	(3)
Adjustments for non-cash items	(410)	(4,291)
Net cash inflow/(outflow) from trading activities	645	(2,229)
Changes in operating assets and liabilities	(3,756)	41,173

Net cash flows from operating activities before tax	(3,111)	38,944
Income taxes (paid)/received	(99)	48
Net cash flows from operating activities	(3,210)	38,992
Net cash flows from investing activities	(2,615)	(40,295)
Net cash flows from financing activities	(1,562)	548
Effects of exchange rate changes on cash and cash equivalents	67	589

Net decrease in cash and cash equivalents	(7,320)	(166)
Cash and cash equivalents at beginning of period	51,317	97,940

Cash and cash equivalents at end of period	43,997	97,774

Notes
1. Basis of preparation
NatWest Bank Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as adopted in the EU. They should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
NatWest Bank Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 31. The risk factors which could materially affect NatWest Bank Group’s future results are described on pages 33 and 34.

Having reviewed NatWest Bank Group’s forecasts, projections, and other relevant evidence, the directors have a reasonable expectation that NatWest Bank Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2019 have been prepared on a going concern basis.

Re-segmentation
Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB). Comparatives have been re-stated. Refer to Note 4, Segmental analysis where the impact is reflected.

2. Accounting policies
NatWest Bank Group’s principal accounting policies are as set out on pages 77 to 81 of the 2018 Annual Report and Accounts and are unchanged other than as presented below.

Presentation of interest in suspense recoveries
Until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. It amounted to £12 million for the period ended 30 June 2019. From 1 January 2019 interest in suspense recoveries is presented within impairment charges; prior periods were presented as income. Comparatives have not been restated.

Revised Accounting policy 12 - Leases
NatWest Bank Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. NatWest Bank Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 12 presented in the 2018 Annual Report and Accounts has been updated as follows:

As lessor
Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee
On entering a new lease contract, NatWest Bank Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

For the further details refer to page 81 of NatWest Bank Group’s Annual Report and Accounts.

Notes
2. Accounting policies continued

The impact on the balance sheet at 1 January 2019 is as follows:

£bn
Retained earnings at 1 January 2019	12.1
Loans to customers - Finance leases	0.2
Other assets - Net right of use assets	1.0
- Recognition of lease liabilities	(1.6)
- Provision for onerous leases	0.2
Other liabilities	(1.4)
Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	11.9

Operating lease commitments reported under IAS 17 were £2.3 billion which resulted in lease liabilities recognised under IFRS 16 of £1.6 billion. The difference is primarily because of the different treatment of termination and extension options; and discounting the contractual lease payments under IFRS 16.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the NatWest Bank Group’s financial condition are those relating to provisions for liabilities, deferred tax, and loan impairment provisions. These critical accounting policies and judgements are described on page 81 of NatWest Bank Group’s 2018 Annual Report and Accounts.

3. Operating expenses

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Wages, salaries and other staff costs	(1,097)	(549)
Social security costs	(109)	(58)
Pension costs	(114)	(82)
Variable compensation	(106)	(41)
Staff costs	(1,426)	(730)
Premises and equipment	(486)	(234)
Depreciation and amortisation (1)	(391)	(197)
Other administrative expenses (2)	(873)	(1,015)
Administrative expenses (3)	(1,750)	(1,446)
Write down of other intangible assets	(30)	(7)

	(3,206)	(2,183)

Notes:
(1)
Half year ended 30 June 2019 includes depreciation in relation to the right of use assets recognised following the adoption of IFRS 16 (previously leasing costs in relation to these were included in premises and equipment). For further details on the adoption of IFRS 16 refer to Note 2.

(2)	Includes litigation and conduct costs. Refer to Note 7 for further details.
(3)
The increase in 2019 compared to 2018 mainly includes the impact of the NatWest Bank Group becoming the provider of shared services to the RBS Group in Q2 2018 in preparation for ring-fencing, direct costs incurred are recovered through legal entity recharging and recorded in Other income.

Notes
4. Segmental analysis
The business is organised into the following franchises and reportable segments:

●	UK Personal Banking (UK PB) which is a single reportable segment;
●	Commercial & Private Banking (CPB) which comprises two reportable segments: Commercial Banking and Private Banking; and
●	Central items & other which comprises corporate functions.

Analysis of operating profit

The following table provides a segmental analysis of operating profit by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m

UK Personal Banking	1,678	287	103	2,068	(1,105)	(147)	816

Commercial Banking	1,071	480	113	1,664	(1,121)	(141)	402
Private Banking	256	104	11	371	(265)	5	111

Commercial & Private Banking	1,327	584	124	2,035	(1,386)	(136)	513

Central items & other	(111)	(8)	563	444	(715)	(3)	(274)
Total	2,894	863	790	4,547	(3,206)	(286)	1,055

Half year ended 30 June 2018*

UK Personal Banking	1,678	280	48	2,006	(1,035)	(97)	874

Commercial Banking	981	435	123	1,539	(756)	(75)	708
Private Banking	215	108	13	336	(209)	-	127

Commercial & Private Banking	1,196	543	136	1,875	(965)	(75)	835

Central items & other	(75)	(12)	612	525	(183)	14	356
Total	2,799	811	796	4,406	(2,183)	(158)	2,065
*Restated. Refer to Note 1 for details.

			Half year ended
	30 June 2019			30 June 2018*
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal Banking	2,622	92	2,714	2,459	9	2,468

Commercial Banking	1,634	61	1,695	1,457	20	1,477
Private Banking	333	133	466	354	43	397

Commercial & Private Banking	1,967	194	2,161	1,811	63	1,874

Central items & other	1,012	(286)	726	957	(72)	885

Total	5,601	-	5,601	5,227	-	5,227

*Restated. Refer to Note 1 for details.

Notes
4. Segmental analysis continued

Analysis of net fees and commissions		Commercial & Private
	UK Personal	Commercial	Private	Central items
	Banking	Banking	Banking	& other	Total
Half year ended 30 June 2019	£m	£m	£m	£m	£m

Fees and commissions receivable
- Lending (credit facilities)	238	136	1	-	375
- Payment services	124	243	16	-	383
- Credit and debit card fees	150	55	6	-	211
- Investment management, trustee and fiduciary services	18	2	84	-	104
- Other	27	72	13	(16)	96
Total	557	508	120	(16)	1,169

Fees and commissions payable	(270)	(28)	(16)	8	(306)

Net fees and commissions	287	480	104	(8)	863

Half year ended 30 June 2018*

Fees and commissions receivable
- Lending (credit facilities)	174	107	1	-	282
- Payment services	85	198	16	-	299
- Credit and debit card fees	173	55	6	-	234
- Investment management, trustee and fiduciary services	20	18	88	-	126
- Other	29	75	12	(3)	113
Total	481	453	123	(3)	1,054

Fees and commissions payable	(201)	(18)	(15)	(9)	(243)

Net fees and commissions	280	435	108	(12)	811
*Restated. Refer to Note 1 for details.

Total assets and liabilities	30 June 2019		31 December 2018*
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal Banking	131,754	120,381	130,258	118,718

Commercial Banking	73,858	97,232	72,259	98,927
Private Banking	14,579	26,259	14,110	26,626

Commercial & Private Banking	88,437	123,491	86,369	125,553

Central items & other	90,504	47,089	93,311	45,793

Total	310,695	290,961	309,938	290,064
*Restated. Refer to Note 1 for details.

Notes
5. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19% (2018 - 19%) as analysed below:
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Profit before tax	1,055	2,065

Expected tax charge	(201)	(392)
Losses and temporary differences in period where no deferred tax asset recognised	-	1
Foreign profits taxed at other rates	(5)	(2)
Items not allowed for tax
- losses on disposals and write-downs	-	(24)
- UK bank levy	(8)	(14)
- regulatory and legal actions	(10)	(3)
- other disallowable items	(39)	-
Non-taxable items
- non taxable gain on transfer of fellow subsidiaries	3	97
- other	24	3
Reduction in carrying value of deferred tax asset in respect of UK losses	-	(15)
Banking surcharge	(89)	(124)
Adjustments in respect of prior periods	43	-

Actual tax charge	(282)	(473)

At 30 June 2019, NatWest Bank Group has recognised a deferred tax asset of £1,464 million (31 December 2018 - £1,590 million) and a deferred tax liability of £225 million (31 December 2018 - £225 million). These include amounts recognised in respect of UK trading losses of £493 million (31 December 2018 - £524 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. NatWest Bank Group has considered the carrying value of this asset as at 30 June 2019 and concluded that it is recoverable based on future profit projections.

Notes
6. Financial instruments: classification
The following tables analyse NatWest Bank Group’s financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

				Amortised cost
	MFVTPL (1)	DFV (2)	FVOCI (3)		Other assets	Total
Assets	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	38,671		38,671
Derivatives	1,195					1,195
Loans to banks - amortised cost				3,901		3,901
Loans to customers - amortised cost				210,892		210,892
Amounts due from holding companies and fellow subsidiaries	3	-	-	3,991		3,994
Other financial assets	260	-	39,014	4,915		44,189
Other assets					7,853	7,853

30 June 2019	1,458	-	39,014	262,370	7,853	310,695
Cash and balances at central banks	-	-	-	45,032		45,032
Derivatives	1,253					1,253
Loans to banks - amortised cost				6,406		6,406
Loans to customers - amortised cost				203,647		203,647
Amounts due from holding companies and fellow subsidiaries	26	10	-	5,165	5	5,206
Other financial assets	280	-	35,400	5,546		41,226
Other assets					7,168	7,168

31 December 2018	1,559	10	35,400	265,796		309,938

	Held-for-		Amortised	Other
	trading	DFV (2)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Bank deposits			16,525		16,525
Customer deposits			236,401		236,401
Amounts due to holding companies and fellow subsidiaries	-	-	23,267	70	23,337
Derivatives	1,276				1,276
Other financial liabilities	50	2	7,763		7,815
Subordinated liabilities	-	-	1,293		1,293
Other liabilities			861	3,453	4,314

30 June 2019	1,326	2	286,110	3,523	290,961

Bank deposits			17,563		17,563
Customer deposits			237,770		237,770
Amounts due to holding companies and fellow subsidiaries	17	-	22,525	-	22,542
Derivatives	779				779
Other financial liabilities	50	20	6,427		6,497
Subordinated liabilities	-	-	1,275		1,275
Other liabilities			857	2,781	3,638

31 December 2018	846	20	286,417	2,781	290,064

Notes:
(1)	Mandatory fair value through profit or loss.
(2)	Designated as at fair value through profit or loss
(3)	Fair value through other comprehensive income.

Notes
6. Financial instruments: classification continued

The above includes amounts due from/to the holding companies and fellow subsidiaries, as follows:

	30 June 2019		31 December 2018
	Holding	Fellow	Holding	Fellow
	companies	subsidiaries	companies	subsidiaries
	£m	£m	£m	£m
Assets
Derivatives	17	1,126	61	1,143
Loans to banks - amortised cost	-	3,700	-	4,635
Loans to customers - amortised cost	44	247	40	490

Liabilities
Bank deposits	-	10,149	-	13,564
Customer deposits	6,742	873	4,409	83
Derivatives	55	1,192	-	744
Other financial liabilities (1)	3,226	-	-	-
Subordinated liabilities	2,277	-	2,904	-

Note:
(1) Includes £1.6 billion of new MREL issuances in H1 2019, with maturities of more than one year

The Group's financial assets and liabilities include:	30 June	31 December
	2019	2018
	£m	£m
Reverse repos
Loans to banks - amortised cost	1,058	3,539
Loans to customers - amortised cost	641	-

Repos
Bank deposits	2,845	518
Customer deposits	1,004	3,774

Notes
6. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NatWest Bank Group’s 2018 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2019 are consistent with those described in Note 11 to the 2018 Annual Report and Account.

The tables below show financial instruments carried at fair value on NatWest Bank Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.
	30 June 2019			31 December 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets	£m	£m	£m	£m	£m	£m

Derivatives	-	1,190	5	-	1,244	9
Amounts due from holding company and fellow subsidiaries	-	3	-	-	36	-
Other financial assets
Securities	34,353	4,661	-	31,476	3,924	-
Loans - MFVTPL	-	260	-	-	280	-

Total financial assets held at fair value	34,353	6,114	5	31,476	5,484	9

Liabilities

Amounts due to holding company and fellow subsidiaries	-	-	-	-	17	-
Derivatives	-	1,229	47	-	738	41
Other financial liabilities
Deposits - HFT	-	50	-	-	50	-
Deposits - DFV	-	2	-	-	20	-

Total financial liabilities held at fair value	-	1,281	47	-	825	41

Notes:
(1)
Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 – Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 – Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes
6. Financial instruments: fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2019	£bn	£bn	£bn	£bn	£bn	£bn

Financial assets
Cash and balances at central banks	38.7
Loans to banks		3.9	3.9	-	1.2	2.7
Loans to customers		210.9	209.4	-	0.8	208.6
Amounts due from holding company and
fellow subsidiaries		4.0	3.9	-	0.4	3.5
Other financial assets
Securities		4.8	4.9	3.2	1.4	0.3
Settlement balances	0.1

Financial liabilities
Bank deposits	3.0	13.5	13.3	-	12.7	0.6
Customer deposits	202.2	34.2	34.3	-	6.0	28.3
Amounts due to holding company and
fellow subsidiaries	5.6	17.7	17.3	-	7.6	9.7
Other financial liabilities
Debt securities in issue (1)		7.8	7.9	-	6.3	1.6
Subordinated liabilities		1.3	1.3	-	1.3	-
Other liabilities - notes in circulation	0.8

31 December 2018
Financial assets
Cash and balances at central banks	45.0
Loans to banks	0.4	6.0	6.0	-	5.4	0.6
Loans to customers		203.6	202.3	-	0.1	202.2
Amounts due from holding company and
fellow subsidiaries		5.2	5.3	-	0.7	4.6
Other financial assets
Securities		5.3	5.4	3.6	1.5	0.3
Settlement balances	0.2

Financial liabilities
Bank deposits	3.0	14.6	13.9	-	13.9	-
Customer deposits	203.0	34.8	35.4	-	9.0	26.4
Amounts due to holding company and
fellow subsidiaries	5.7	16.8	17.1	-	6.8	10.3
Other financial liabilities
Debt securities in issue		6.3	6.4	-	5.5	0.9
Settlement balances	0.1
Subordinated liabilities		1.3	1.2	-	1.2	-
Other liabilities - notes in circulation	0.8

Note:
(1)	Includes £0.8 billion of covered bonds, with maturity in more than one year.
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available, otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
7. Provisions for liabilities and charges
	Payment	Other	Litigation and
	protection	customer	other
	insurance (1)	redress	regulatory	Other (2)	Total
	£m	£m	£m	£m	£m

At 1 January 2019	411	216	38	478	1,143
Implementation of IFRS16 on 1 January 2019 (3)	-	-	-	(150)	(150)
ECL impairment charge/(release)	-	-	-	23	23
Currency translation and other movements	(2)	(3)	-	1	(4)
Transfer from fellow subsidiaries	-	3	-	-	3
Charge to income statement	26	43	2	103	174
Releases to income statement	-	(9)	(2)	(40)	(51)
Provisions utilised	(161)	(94)	(2)	(96)	(353)

At 30 June 2019	274	156	36	319	785

Notes:
(1) 30 June 2019 includes provisions held in relation to offers made from 2018 and earlier years of £60 million.
(2) Materially comprises provisions relating to property closures and restructuring costs.
(3) Refer to Note 2 for further information on the impact of IFRS 16 implementation.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment Protection Insurance (PPI)
The Group’s provision reflects the increased volume of complaints following the FCA’s introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules.

The principal assumptions underlying the NatWest Bank Group’s provision in respect of PPI sales are: assessment of the total number of complaints that NatWest Bank Group will receive before 29 August 2019; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of NatWest Bank Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	1,836k	59k	+/-5	+/-4
Uphold rate (2)	88%	90%	+/-1	+/-1
Average redress (3)	£1,657	£1,559	+/-5	+/-4
Processing costs per claim (4)	£148	£317	+/- 10k claims	+/-3

Notes:
(1)
Claims received directly by NatWest Bank Group to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.
(2)
Average uphold rate per customer initiated claims received directly by NatWest Bank Group to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.
(3)
Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.
(4)
Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

On 5 February 2019 the Official Receiver appointed Deloitte to assist in the identification of potential claimants in respect of PPI. The RBS Group is evaluating data, suggesting 250,000 to 300,000 such claimants. The extent of the NatWest Group’s share of any obligation in respect of ensuing claims cannot be ascertained with sufficient reliability for inclusion in the provision at 30 June 2019.

Background information for all material provisions is given in Note 11.

Notes
8. Dividends
An ordinary dividend of £700 million was paid in H1 2019 to the parent company, NatWest Holdings (H1 2018 – nil).

 9. Loan impairment provisions
 Loan exposure and impairment metrics
 The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2019	2018
	£m	£m
Loans - amortised cost
Stage 1	196,041	191,478
Stage 2	17,170	16,732
Stage 3	2,940	3,005
Inter-Group	3,991	5,046
	220,142	216,261
ECL provisions (1)
Stage 1	184	179
Stage 2	446	449
Stage 3	1,167	1,043
Inter-Group	-	1
	1,797	1,672
ECL provisions coverage (2,3)
Stage 1 (%)	0.09	0.09
Stage 2 (%)	2.60	2.68
Stage 3 (%)	39.69	34.71
Inter-Group	-	0.01
	0.83	0.77
ECL charge (4)
Third party	287	445
Inter-Group	(1)	(17)
	286	428
Impairment losses
ECL loss rate - annualised (basis points)	26.56	21.07
Amounts written-off	192	612

Notes:
(1)
Includes £2 million (31 December 2018 - £2 million) related to assets at FVOCI.
(2)
ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(3)
ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively.
(4)
Includes a £29 million charge (31 December 2018 - £2 million charge) related to other financial assets, of which a £1 million charge (31 December 2018 - £2 million charge) related to assets at FVOCI, and a £27 million charge (31 December 2018 - £17 million release) related to contingent liabilities.
(5)
Refer to Note 6 for balance sheet analysis of financial assets that are classified as AC and FVOCI, the starting point for IFRS 9 ECL framework assessment. The above table relates to gross loans only and excludes amounts that are outside the scope of the ECL framework, primarily related to charge cards where the underlying risk of loss is captured within the customer’s linked current account and non-credit risk assets.

Notes
9. Loan impairment provisions continued
Economic loss drivers
A full description of the framework for incorporating economic loss drivers in to IFRS9 ECL calculations is provided in the NatWest Bank Group’s 2018 Annual Report & Accounts. It includes a description of the approach adopted on multiple economic scenarios for both Personal and Wholesale portfolios.

The table and commentary below provides an update on the base case economics used at June 2019, and also the multiple economic scenarios used for Personal portfolios.

The average over the five year horizon (2019 to 2023) for the central base case and two upside and downside scenarios used for ECL modelling are set out below.

	30 June 2019					31 December 2018
	Upside 2	Upside 1	Base case	Downside 1	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
UK	%	%	%	%	%	%	%	%	%	%
GDP - change	2.5	2.2	1.6	1.3	0.9	2.6	2.3	1.7	1.5	1.1
Unemployment	3.2	3.7	4.7	5.4	6.5	3.3	3.8	5.0	5.6	6.9
House Price Inflation - change	4.7	3.7	1.7	1.0	(0.9)	4.3	3.3	1.7	1.1	(0.5)
Bank of England base rate	1.3	1.2	1.0	0.1	-	1.7	1.3	1.1	0.5	-

World GDP - change	3.9	3.4	2.8	2.5	2.0	3.6	3.2	2.7	2.5	2.3

Probability weight	12.7	14.8	30.0	29.7	12.7	12.8	17.0	30.0	25.6	14.6

Probability weightings of scenarios
NatWest Bank Group’s approach to IFRS 9 multiple economic scenarios in Personal involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights to those scenarios. This involves the following steps:
●
Scenario selection – Two upside and two downside scenarios from Moody’s inventory of scenarios were chosen. The aim is to obtain downside scenarios that are not as severe as stress tests, so typically they have a severity of around one in ten and one in five of approximate likelihood, along with corresponding upsides.

●
Severity assessment – Having selected the most appropriate scenarios, their severity is then assessed based on the behaviour of UK GDP by calculating a variety of measures such as average growth, deviation from baseline and peak to trough falls. These measures are compared against a set of 1,000 model runs, following which, a percentile in the distribution is established which most closely corresponds to the scenario.

●
Probability assignment – Having established the relevant percentile points, probability weights are assigned to ensure that the scenarios produce an unbiased result. If the severity assessment step shows the scenarios to be broadly symmetric, then this will result in a symmetric probability weight (same probability weight above and below the base case). However, if the downsides are not as extreme as the upsides, then a higher probability weight is allocated to the downsides to ensure the unbiasedness requirement is satisfied. This adjustment is made purely to restore unbiasedness, not to address any relative skew in the distribution of risks in the economic outlook.

Notes
9. Loan impairment provisions continued
Flow statements
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:
●
Financial assets presented in the flow statements include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●
Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly there is an ECL benefit for accounts improving stage.
●
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●
Amounts written-off – represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
●
There were small ECL flows from Stage 3 to Stage 1. This does not however indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of staging at the start of the analysis period.
●
The impact of model changes during H1 2019 was not material at an overall level or in the portfolios disclosed below.
●
Reporting enhancements since 31 December 2018 now mean all movements are captured monthly and aggregated. Previously, for example, the main Personal portfolios were prepared on a six month movement basis.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Group total	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	266,834	184	17,393	452	2,950	1,042	287,177	1,678
Currency translation and other adjustments	51	2	(2)	(4)	70	2	119	-
Inter-Group transfers	253	-	16	1	-	-	269	1
Transfers from Stage 1 to Stage 2	(8,967)	(38)	8,967	38	-	-	-	-
Transfers from Stage 2 to Stage 1	6,629	103	(6,629)	(103)	-	-	-	-
Transfers to Stage 3	(131)	-	(962)	(84)	1,093	84	-	-
Transfers from Stage 3	121	9	380	26	(501)	(35)	-	-
Net re-measurement of ECL on stage transfer		(88)		208		223		343
Changes in risk parameters (model inputs)		(20)		(65)		91		6
Other changes in net exposure	(1,517)	32	(1,342)	(21)	(470)	(26)	(3,329)	(15)
Other (P&L only items)		-		-		(47)		(47)
Income statement (releases)/charges		(76)		122		241		287
Amounts written-off	-	-	(2)	(2)	(190)	(190)	(192)	(192)
Unwinding of discount		-		-		(24)		(24)
At 30 June 2019	263,273	184	17,819	446	2,952	1,167	284,044	1,797
Net carrying amount	263,089		17,373		1,785		282,247

Notes
9. Loan impairment provisions continued
Flow statements
The following flow statements show the material portfolios.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	107,618	8	7,268	50	723	77	115,609	135
Currency translation and other adjustments	-	-	-	1	-	(1)	-	-
Transfers from Stage 1 to Stage 2	(2,861)	-	2,861	-	-	-	-	-
Transfers from Stage 2 to Stage 1	1,907	6	(1,907)	(6)	-	-	-	-
Transfers to Stage 3	(7)	-	(230)	(10)	237	10	-	-
Transfers from Stage 3	7	-	122	10	(129)	(10)	-	-
Net re-measurement of ECL on stage transfer		(6)		13		6		13
Changes in risk parameters (model inputs)		-		(1)		19		18
Other changes in net exposure	3,089	-	(508)	(4)	(77)	(5)	2,504	(9)
Other (P&L only items)		-		-		(8)		(8)
Income statement (releases)/charges		(6)		8		12		14
Amounts written-off	-	-	(1)	(1)	(6)	(6)	(7)	(7)
Other movements		-		-		(11)		(11)
At 30 June 2019	109,753	8	7,605	52	748	79	118,106	139
Net carrying amount	109,745		7,553		669		117,967

Key points
●
ECL remained broadly stable across all stages.
●
ECL transfers from Stage 3 back to Stage 1 and Stage 2 were higher than those in unsecured lending, due to the higher cure activity typically seen in mortgages.
●
The increase in Stage 3 ECL changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying portfolio movements.
●
Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

UK PB - personal cards
At 1 January 2019	1,896	26	904	87	71	48	2,871	161
Currency translation and other adjustments	-	1	-	(2)	-	1	-	-
Transfers from Stage 1 to Stage 2	(452)	(9)	452	9	-	-	-	-
Transfers from Stage 2 to Stage 1	389	26	(389)	(26)	-	-	-	-
Transfers to Stage 3	(7)	-	(47)	(15)	54	15	-	-
Transfers from Stage 3	-	-	3	2	(3)	(2)	-	-
Net re-measurement of ECL on stage transfer		(19)		55		20		56
Changes in risk parameters (model inputs)		(8)		(39)		6		(41)
Other changes in net exposure	35	8	(45)	2	(10)	-	(20)	10
Other (P&L only items)		-		-		(2)		(2)
Income statement (releases)/charges		(19)		18		24		23
Amounts written-off	-	-	-	-	(25)	(25)	(25)	(25)
Other movements		-		-		(2)		(2)
At 30 June 2019	1,861	25	878	73	87	61	2,826	159
Net carrying amount	1,836		805		26		2,667

Key points
●
Overall ECL reduced slightly driven by a reduction in Stage 2 ECL reflecting a calibration of the modelled loss rate to align to observed experience. The increase in Stage 3 exposures and ECL reflected the impact of business as usual default flows which have been broadly stable in 2019.
●
The portfolio continued to experience cash recoveries after write-off which are reported under other (P&L only items), these benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.
●
Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Notes
9. Loan impairment provisions continued
Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	3,931	44	1,557	196	382	303	5,870	543
Transfers from Stage 1 to Stage 2	(959)	(17)	959	17	-	-	-	-
Transfers from Stage 2 to Stage 1	468	33	(468)	(33)	-	-	-	-
Transfers to Stage 3	(3)	-	(129)	(45)	132	45	-	-
Transfers from Stage 3	1	-	14	4	(15)	(4)	-	-
Net re-measurement of ECL on stage transfer		(25)		93		38		106
Changes in risk parameters (model inputs)		2		(21)		44		25
Other changes in net exposure	624	9	(230)	(13)	(15)	(4)	379	(8)
Other (P&L only items)		-		-		(13)		(13)
Income statement (releases)/charges		(14)		59		65		110
Amounts written-off	-	-	(1)	(1)	(33)	(33)	(34)	(34)
Other movements		-		-		(9)		(9)
At 30 June 2019	4,062	46	1,702	197	451	380	6,215	623
Net carrying amount	4,016		1,505		71		5,592

Key points
●
The overall increase in ECL was driven by Stage 3 exposures which included the effect of a loss rate model adjustment. Further, the value of new default flows was higher than write-offs and customer debt repayments, and unlike in 2018, there were no debt sales in H1 2019.
●
There was a modest increase in the rate of default over the last six months from a low level addressed through the tightening of risk appetite.
●
Stage 1 and Stage 2 ECL remained broadly stable.
●
The portfolio continued to experience cash recoveries after write-off which are reported under Other (P&L only items), these benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.
●
Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

Commercial Banking - excluding business banking
At 1 January 2019	52,533	72	6,403	73	1,396	472	60,332	617
Currency translation and other adjustments	56	(1)	(4)	2	72	(4)	124	(3)
Inter-Group transfers	285	-	43	1	19	13	347	14
Transfers from Stage 1 to Stage 2	(4,013)	(8)	4,013	8	-	-	-	-
Transfers from Stage 2 to Stage 1	3,219	27	(3,219)	(27)	-	-	-	-
Transfers to Stage 3	(81)	-	(454)	(6)	535	6	-	-
Transfers from Stage 3	105	9	230	7	(335)	(16)	-	-
Net re-measurement of ECL on stage transfer		(28)		22		138		132
Changes in risk parameters (model inputs)		(3)		11		4		12
Other changes in net exposure	3,578	8	(606)	(5)	(266)	(9)	2,706	(6)
Other (P&L only items)		-		-		(7)		(7)
Income statement (releases)/charges		(23)		28		126		131
Amounts written-off	-	-	-	-	(105)	(105)	(105)	(105)
Other movements		-		-		(1)		(1)
At 30 June 2019	55,682	76	6,406	86	1,316	498	63,404	660
Net carrying amount	55,606		6,320		818		62,744

Key points
●
The increase in Stage 1 exposure reflected new business during the first six months of the year. Given the low risk nature of Stage 1 assets there was minimal impact on ECL.
●
Stage 2 ECL increased with the transfer of assets which subsequently attracted a lifetime loss estimation.
●
Stage 3 income statement charges increased during the period compared to 2018. This was due to a small number of individually significant impairment charges which also impacted the transfers to Stage 3 during the period.

Notes
9. Loan impairment provisions continued
Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	4,917	18	743	35	165	109	5,825	162
Currency translation and other adjustments	-	(1)	-	(1)	-	1	-	(1)
Transfers from Stage 1 to Stage 2	(390)	(3)	390	3	-	-	-	-
Transfers from Stage 2 to Stage 1	296	8	(296)	(8)	-	-	-	-
Transfers to Stage 3	(7)	-	(55)	(8)	62	8	-	-
Transfers from Stage 3	2	1	10	2	(12)	(3)	-	-
Net re-measurement of ECL on stage transfer	-	(7)	-	21	-	21		35
Changes in risk parameters (model inputs)	-	(5)	-	(14)	-	20		1
Other changes in net exposure	222	2	(106)	(3)	(24)	(5)	92	(6)
Other (P&L only items)		-		-		(20)		(20)
Income statement (releases)/charges	-	(10)	-	4	-	16		10
Amounts written-off	-	-	-	-	(20)	(20)	(20)	(20)
Other movements		-		-		(1)		(1)
At 30 June 2019	5,040	13	686	27	171	130	5,897	170
Net carrying amount	5,027		659		41		5,727

Key points
●
The overall increase in ECL was driven by Stage 3 including the effect of a loss rate model adjustment. The reduction in Stage 1 and Stage 2 ECL was driven by calibrations to the ECL models.
●
The flow of new defaults in the first six months increased slightly compared to 2018. This increase reflected an uplift in default rates within the Business Banking portfolio (in particular for low value, unsecured lending, representing 13% of total business banking stock), which has been addressed through a tightening of risk appetite.
●
The portfolio continues to see cash recoveries post write-off reported in other (P&L only items).
●
Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

Private Banking
At 1 January 2019	13,282	13	494	10	192	17	13,968	40
Currency translation and other adjustments	(2)	1	(2)	-	-	-	(4)	1
Transfers from Stage 1 to Stage 2	(277)	(1)	277	1	-	-	-	-
Transfers from Stage 2 to Stage 1	285	4	(285)	(4)	-	-	-	-
Transfers to Stage 3	(25)	-	(47)	-	72	-	-	-
Transfers from Stage 3	7	-	1	-	(8)	-	-	-
Net re-measurement of ECL on stage transfer		(3)		3		-		-
Changes in risk parameters (model inputs)		(3)		(1)		2		(2)
Other changes in net exposure	507	1	(37)	-	(79)	(2)	391	(1)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(5)		2		-		(3)
Amounts written-off	-	-	-	-	(1)	(1)	(1)	(1)
Other movements		-		-		-		-
At 30 June 2019	13,777	12	401	9	176	16	14,354	37
Net carrying amount	13,765		392		160		14,317

Key points
●
ECL reduced due to impairment releases.
●
The majority of the release was in Stage 1, due to a reduction in loss rates for Wholesale exposures and balance reduction in the retail loans portfolio.
●
Exposure increased in Stage 1 reflecting growth in the portfolio (primarily mortgages driven) with minimal ECL impact due to high credit quality.

Notes
9. Loan impairment provisions continued
Mortgage LTV distribution by stage
The table below summarises gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL				ECL provisions coverage (2)
				Not within		Of which:
				IFRS 9		Gross
				ECL		new
UK PB	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	37,251	2,288	303	128	39,970	1,944	1	10	36	47	-	0.5	11.7	0.1
>50% and ≤70%	38,528	2,622	289	36	41,475	3,748	2	16	23	41	-	0.6	8.1	0.1
>70% and ≤80%	19,493	1,339	97	7	20,936	3,494	1	10	7	18	-	0.7	7.7	0.1
>80% and ≤90%	12,445	993	50	4	13,492	3,761	2	8	5	15	-	0.9	9.7	0.1
>90% and ≤100%	3,035	193	15	5	3,248	466	-	4	2	6	-	1.8	12.0	0.2
>100% and ≤110%	43	28	5	1	77	-	-	1	1	2	0.1	4.2	18.8	2.9
>110% and ≤130%	55	33	7	2	97	-	-	2	2	4	0.1	5.3	26.0	3.8
>130% and ≤150%	22	22	6	-	50	-	-	1	1	2	0.1	5.7	15.8	4.3
>150%	4	9	4	-	17	-	-	1	1	2	0.1	5.2	30.6	10.2
Total with LTVs	110,876	7,527	776	183	119,362	13,413	6	53	78	137	-	0.7	10.1	0.1
Other	18	2	1	-	21	81	-	-	-	-	-	1.2	21.1	0.8
Total	110,894	7,529	777	183	119,383	13,494	6	53	78	137	-	0.7	10.1	0.1

31 December 2018
≤50%	37,349	2,297	305	141	40,092	4,476	1	9	35	45	-	0.4	11.6	0.1
>50% and ≤70%	37,788	2,496	275	45	40,604	8,067	2	15	23	40	-	0.6	8.4	0.1
>70% and ≤80%	18,193	1,131	84	14	19,422	7,095	1	8	6	15	-	0.7	7.5	0.1
>80% and ≤90%	11,513	882	43	12	12,450	7,086	2	8	4	14	-	1.0	9.7	0.1
>90% and ≤100%	2,124	126	13	7	2,270	987	-	3	2	5	-	2.5	12.1	0.2
>100% and ≤110%	47	25	5	1	78	-	-	1	1	2	0.1	4.7	13.9	2.4
>110% and ≤130%	51	37	7	2	97	-	-	2	1	3	0.1	5.2	14.8	3.1
>130% and ≤150%	22	23	6	-	51	-	-	1	1	2	0.1	6.2	13.5	4.4
>150%	3	9	3	-	15	-	-	1	1	2	0.1	6.2	17.3	7.2
Total with LTVs	107,090	7,026	741	222	115,079	27,711	6	48	74	128	-	0.7	9.9	0.1
Other	33	8	3	3	47	173	-	1	2	3	-	6.9	57.5	5.4
Total	107,123	7,034	744	225	115,126	27,884	6	49	76	131	-	0.7	10.1	0.1

Notes:
(1)
Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)
ECL provisions coverage is ECL provisions divided by drawn exposure.

Key points
●
The mortgage portfolio LTV ratio increased by 0.9%, reflecting slower UK house price growth.
●
The new business average LTV increased slightly, mainly due to an increased proportion of purchase completions compared to mortgage refinances in the half year.
●
The stock of lending in Greater London and the South East was 45% of the portfolio (31 December 2018 – 45%). The average weighted LTV for these regions was 53% (31 December 2018 – 53%) compared to 58% for all regions.
●
ECL coverage rates were higher in the higher LTV bands; the value of exposures in the highest LTV bands is limited. The relatively high coverage level in the lowest LTV band included the effect of the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity, and also discounting expected recoveries over time.

Notes
10. Contingent liabilities and commitments
	30 June	31 December
	2019	2018
	£m	£m

Guarantees	817	901
Other contingent liabilities	1,275	1,321
Standby facilities, credit lines and other commitments	71,919	71,946
Contingent liabilities and commitments	74,011	74,168

Contingent liabilities arise in the normal course of NatWest Bank Group’s business; credit exposure is subject to NatWest Bank Group’s normal controls. The amounts shown do not, and are not intended to, provide any indication of NatWest Bank Group’s expectation of future losses.

Indemnity deed
In April 2019, NWM Plc and NatWest Bank entered into a cross indemnity agreement for losses incurred within the entities in relation to business transferred to or from the ring-fenced bank under the RBS Group’s structural re-organisation. Under the agreement, NWM Plc is indemnified by NatWest Bank against losses relating to the NatWest Bank transferring businesses and ring-fenced bank obligations and NatWest Bank is indemnified by NWM Plc against losses relating to the NWM Plc transferring businesses and non ring-fenced bank obligations with effect from the relevant transfer date.

11. Litigation, investigations and reviews
NatWest Plc and its subsidiary and associated undertakings (‘NatWest Bank Group’) are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Bank Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NatWest Bank Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Bank Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Bank Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NatWest Bank Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Bank Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Bank Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Bank Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in NatWest Bank Group’s 2018 Annual Report and Accounts on page 140.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
In January 2019, a class action antitrust complaint was filed in the United States District Court for the Southern District of New York alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS Group defendants are RBSG, NatWest Markets Plc, NatWest Markets Securities Inc., and NatWest Plc.

Notes
11. Litigation, investigations and reviews continued
US Anti-Terrorism Act litigation
NatWest Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NatWest Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NatWest Plc. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

Investigations and reviews
NatWest Bank Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Bank Group and/or RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Bank Group, remediation of systems and controls, public or private censure, restriction of NatWest Bank Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Bank Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NatWest Bank Group is co-operating fully with the investigations and reviews described below.

FCA review of RBS Group’s treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS Group’s treatment of SME customers whose relationship was managed by RBS Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and 31 December 2018 in the Republic of Ireland, with the exception of a small cohort of potential complainants in the Republic of Ireland for whom there is an extended deadline until 31 August 2019.

RBS Group provisions to date totalled £481 million in respect of the above redress steps, of which £328 million had been utilised by 30 June 2019. The FCA published a summary of the Skilled Person’s report in November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report in February 2018. In July 2018, the FCA confirmed that it had concluded its investigation and that it did not intend to take disciplinary or prohibitory action against any person in relation to these matters. On 13 June 2019, the FCA published a full report explaining how it had reached that conclusion.

Investment advice review
As a result of an FSA review in 2013, the FCA required RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted by an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

Notes
11. Litigation, investigations and reviews continued
RBS Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, is targeted for material completion by the end of September 2019.

In addition, RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product.

NatWest Bank Group provisions in relation to these matters at 30 June 2019 were £7 million.

Packaged accounts
RBS Group has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. NatWest Bank Group provisions for this matter to date totalled £252 million, of which £232 million had been utilised by 30 June 2019. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS Group made amendments to its sales process and complaints procedures to address the findings from that review.

FCA investigation into RBS Group’s compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified RBS Group that it was undertaking an investigation into RBS Group’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS Group is cooperating with the investigations, including responding to several information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. The FCA provided its written findings to RBS Group on 28 June 2019, and RBS Group is considering these. It is not yet possible to assess the likely impact of this matter.

Payment Protection Insurance (PPI)
Since 2011, RBS Group has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire on 29 August 2019, before which new PPI complaints must be made. NatWest Bank Group is implementing the Policy Statement.

NatWest Bank Group has made provisions totalling £3.2 billion to date for PPI claims of which £2.9 billion had been utilised by 30 June 2019.

FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. On 26 March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

FCA strategic review of retail banking models
In May 2017 the FCA announced a strategic review of retail banking models. The FCA used the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

On 18 December 2018, the FCA published its final report containing a number of findings, including that personal current accounts are an important source of competitive advantage for major banks. Following the review, the FCA is to continue to monitor retail banking models, analyse new payments business models and undertake exploratory work to understand certain aspects of SME banking.

Notes
12. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, NatWest Bank Group may from time to time access market-wide facilities provided by the Bank of England.

The NatWest Bank Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies.

Service entity
On 30 April 2018, in preparation for ring-fencing, NatWest Bank Group became the main provider of shared service activities for the RBS Group. This includes Treasury services supporting, as well as providing, services to both the ring-fenced bank (RFB) and non-ring-fenced bank (NRFB).

13. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2019 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

14. Date of approval
The Interim results for the half year ended 30 June 2019 were approved by the Board of directors on 1 August 2019.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, and related Notes 1 to 14 (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
1 August 2019

Risk factors
Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the NatWest Bank Group; it should be read in conjunction with the Capital and risk management section of the 2018 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the NatWest Bank Group’s 2018 Annual Report and Accounts risk factor disclosures. A fuller description of these and other risk factors is included on pages 132 to 141 of the 2018 Annual Report and Accounts.
Operational and IT resilience risk
●	The NatWest Bank’s Group is subject to increasingly sophisticated and frequent cyberattacks.
●	Operational risks are inherent in the NatWest Bank Group’s businesses, particularly under its new ring-fenced structure.
●
The NatWest Bank Group is exposed to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes.  Failure to effectively manage these risks could adversely affect the NatWest Bank Group.

●	The NatWest Bank Group’s operations are highly dependent on its IT systems, and any IT failure could adversely affect the NatWest Bank Group.
●	The NatWest Bank Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
●	A failure in the NatWest Bank Group’s risk management framework could adversely affect the NatWest Bank Group, including its ability to achieve its strategic objectives.
●	The NatWest Bank Group’s operations are subject to inherent reputational risk.
Economic and political risk
●
Prevailing uncertainty on the terms of the UK’s withdrawal from the European Union is adversely affecting the NatWest Bank Group. The UK is currently expected to leave the European Union on 31 October 2019.

●
The RBS Group has executed the core aspects of its plans for continuity of business impacted by the UK’s expected departure from the EU, including obtaining certain regulatory permissions on which it will rely going forward. There remains uncertainty as to the final scope and extent of the implementation of these plans and their impact on the NatWest Bank Group due to the prevailing political and regulatory uncertainty.

●	The NatWest Bank Group faces increased political and economic risks and uncertainty in the UK and global markets.
●	Continued low interest rates have significantly affected and will continue to affect the NatWest Bank Group’s business and results.
●
The NatWest Bank Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may cause negative financial impacts for the NatWest Bank Group.

●	Changes in foreign currency exchange rates may affect the NatWest Bank Group’s results and financial position.
●	HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group.
Financial resilience risk
●	The NatWest Bank Group may not meet targets or generate sustainable returns.
●	The NatWest Bank Group has significant exposure to counterparty and borrower risk.
●	The NatWest Bank Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●	The NatWest Bank Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger certain management actions or recovery options.
●	The NatWest Bank Group may not be able to adequately access sources of liquidity and funding.
●
The NatWest Bank Group is reliant on the RBS Group for capital and funding support, and is substantially reliant on RBSG’s ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the NatWest Bank Group.

●
Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other NatWest Bank Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NatWest Bank Group, reduce its liquidity position and increase its cost of funding.

●	The NatWest Bank Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
●	The NatWest Bank Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●	The NatWest Bank Group’s financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
●	Changes in accounting standards may materially impact the NatWest Bank Group’s financial results.
●
The RBS Group (including the NatWest Bank Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NatWest Bank Group’s Eligible Liabilities.

Summary risk factors
Legal, regulatory and conduct risk
●	The NatWest Bank Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NatWest Bank Group.
●
The NatWest Bank Group, including the Bank, is required to comply with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and to ensure operational continuity in resolution.

●
The NatWest Bank Group is subject to a number of legal and regulatory actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the NatWest Bank Group.

●	The NatWest Bank Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
●	The NatWest Bank Group operates in markets that are subject to intense scrutiny by the competition authorities.
●	The cost of implementing the Alternative Remedies Package could be higher than originally forecasted.
●	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the NatWest Bank Group.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies Chairman	Ross McEwan Chief Executive	Katie Murray Chief Financial Officer

1 August 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwanKatie Murray Alison Rose-Slade	Francesca Barnes Graham Beale Ian Cormack Alison Davis Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Presentation of information

National Westminster Bank Plc (the ‘Bank’ or ‘NatWest Plc’) is a wholly-owned subsidiary of NatWest Holdings Limited (‘NatWest Holdings’, ‘NWH’ or ‘the intermediate holding company). The ultimate holding company is The Royal Bank of Scotland Group plc (the ‘ultimate holding company’ or ‘RBSG’). The ‘NatWest Bank Group’ comprises NatWest Plc and its subsidiary and associated undertakings. ‘RBS Group’ comprises the ultimate holding company and its subsidiary and associated undertakings.

The Bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2019 comprise the following sections of this document:

Statutory results on pages 7 to 31 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 14.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to The Royal Bank of Scotland Group plc on page 32 for further information.

Contact
Alexander Holcroft	Investor Relations	+44 (0) 2076721982

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Bank Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NatWest Bank Group’s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, and regulatory actions and investigations, LIBOR, EURIBOR and other benchmark reform and NatWest Bank Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NatWest Bank Group's actual results are discussed in the NatWest Bank Group's UK 2018 Annual Report and Accounts (ARA) and in the NatWest Bank Group’s Interim Results for H1 2019 (contained herein). The forward-looking statements contained in this document speak only as of the date of this document and NatWest Bank Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 August 2019

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary